UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PROVENTION BIO, INC.

(Name of Subject Company)

PROVENTION BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N102

(CUSIP Number of Common Stock)

Ashleigh Palmer

Chief Executive Officer

Provention Bio, Inc.

55 Broad Street

Red Bank, New Jersey 07701

(908) 336-0360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Suni Sreepada

Thomas Danielski

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Provention Bio, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of Sanofi S.A., a French société anonyme (“Parent”), to purchase any and all of the outstanding common stock, $0.0001 par value per share (the “Shares”) of the Company in exchange for $25.00 per Share, to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 24, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Between March 27, 2023 and April 19, 2023, eight complaints have been filed by purported stockholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

●	On March 27, 2023, a purported stockholder of the Company named Martin Walker filed a complaint against the Company and members of the board of directors of the Company (the “Company Board”) in the United States District Court for the Southern District of New York, captioned Walker v. Provention Bio, Inc., et al., Case No. 1:23-cv-02574.

●	On March 27, 2023, another purported stockholder of the Company named Ryan O’Dell filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned O’Dell v. Provention Bio, Inc., et al., Case No. 1:23-cv-02582.

●	On March 28, 2023, another purported stockholder of the Company named Elaine Wang filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Wang v. Provention Bio, Inc., et al., Case No. 1:23-cv-02599.

●	On March 29, 2023, another purported stockholder of the Company named Catherine Coffman filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Coffman v. Provention Bio, Inc., et al., Case No. 1:23-cv-02628.

●	On March 29, 2023, another purported stockholder of the Company named Susan Finger filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Finger v. Provention Bio, Inc., et al., Case No. 1:23-cv-00356.

●	On March 29, 2023, another purported stockholder of the Company named Abdullah Zain filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Zain v. Provention Bio, Inc., et al., Case No. 1:23-cv-02638.

●	On March 31, 2023, another purported stockholder of the Company named Shannon Jenkins filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Jenkins v. Provention Bio, Inc., et al., Case No. 1:23-cv-02731.

●	On April 3, 2023, another purported stockholder of the Company named Robert Israel filed a complaint against the Company and members of the Company Board in the United States District Court for the District of New Jersey, captioned Israel v. Provention Bio, Inc., et al., Case No. 3:23-cv-01861.

The eight complaints filed in the above-referenced actions allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. We refer to the above-referenced actions collectively as the “Tender Offer Litigation.”

As of April 19, 2023, the Company had also received twelve stockholder demand letters, which generally relate to certain allegedly omitted information in the Schedule 14D-9, and in some instances request books and records pursuant to 8 Del. C. § 220 related to the events leading to the execution of the Merger Agreement and disclosures made in the Schedule 14D-9.

The Company believes the allegations and claims asserted in the Tender Offer Litigation are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer Litigation, and without admitting any liability or wrongdoing, the Company is hereby voluntarily amending and supplementing Item 4 and the section “Certain Company Management Forecasts” in Item 8 of the Schedule 14D-9 as described in this Amendment (the “Supplemental Disclosure”) for the purpose of mooting the allegations in the Tender Offer Litigation. The Company denies that it has violated any laws or that the Company or any member of the Company Board breached any duties to the Company’s stockholders. Nothing in this Amendment shall be deemed an admission of the legal necessity or materiality of the Supplemental Disclosure under applicable laws of any of the disclosures set forth herein.

The Company is also amending and supplementing Item 3 and the section “Golden Parachute Compensation” in Item 8 of the Schedule 14D-9 as described in this Amendment.

This Amendment will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on April 26, 2023 unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

The bold and underlined language is added to and the struck through language is removed from the first paragraph under the heading “Treatment of Company Stock Options” in the section “Conflicts of Interest ⸺Arrangements with Current Executive Officers, Directors and Affiliates of the Company”:

“Each Company Stock Option that is outstanding and vested immediately prior to the Effective Time will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option. ~~Except as otherwise agreed with Parent e~~Each Company Stock Option that is outstanding and unvested immediately prior to the Effective Time, whether or not then subject to any performance or other vesting condition, will vest in full immediately prior to the Effective Time, with any performance condition deemed achieved in full, and as of the Effective Time~~, except as otherwise agreed with Parent~~, each such Company Stock Option will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive in consideration of the cancellation of such Company Stock Option, an amount in cash (without interest and less applicable tax withholdings) equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time (after giving effect to the acceleration of vesting described in this paragraph) multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option.”

The struck through language is removed from the table and the footnotes to such table following the third paragraph under the heading “Treatment of Company Stock Options” in the section “Conflicts of Interest ⸺Arrangements with Current Executive Officers, Directors and Affiliates of the Company”:

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options (#)	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options (#)	Cash Consideration for Unvested Company Stock Options ($)~~(1)~~	Total Cash Consideration for Company Stock Options in the Merger ($)
Ashleigh Palmer	979,402	17,614,438	1,199,568	19,157,307	36,771,745
Avery Catlin	198,181	3,716,555	33,000	675,840	4,392,395
John Jenkins, MD	103,613	1,398,048	81,368	1,263,511	2,661,559
Nancy Wysenski	125,813	1,647,894	81,368	1,248,517	2,896,411
Wayne Pisano	198,181	3,701,077	33,000	675,840	4,376,917
Rita Jain, MD	-	-	66,000	1,011,780	1,011,780
Thierry Chauche	60,417	1,125,194	564,583	9,888,056	11,013,250
Eleanor Ramos	939,915	16,834,083	552,797	9,117,707	25,951,790
Francisco Leon	721,556	11,921,006	552,797	9,117,707	21,038,713
Jason Hoitt	419,453	4,997,088	602,797	9,461,607	14,458,695
Heidy King-Jones	311,240	4,696,011	473,260	8,176,339	12,872,350
M. Christina Yi	123,042	2,372,741	413,958	7,398,849	9,771,590
Benedict Osorio	112,750	1,744,957	324,250	5,393,933	7,138,890
All executive officers and directors as a group (13 persons)

~~(1) As of the Effective Time, each unvested Company Stock Option held by an executive officer will be cancelled and converted into a right to receive a cash-based award equal to the product of (x) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Offer Price over the applicable exercise price per Share under such Company Stock Option, which amount, instead of being paid immediately following the Effective Time, will instead be paid on the applicable vesting date of such Company Stock Option, subject to earlier payment on certain terminations of the executive’s employment pursuant to the executive’s severance entitlements described below.~~

Item 4. The Solicitation or Recommendation.

Item 4 is hereby amended and supplemented as follows:

The bold and underlined language is added to the first paragraph of the section “Background and Reasons for the Company Board’s Recommendation”:

“The Company Board and the Company’s senior management have periodically reviewed and evaluated the Company’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in the biopharmaceutical business, the areas in which the Company operates, the economy generally and financial markets. The Company also, from time to time, has engaged in business development and/or strategic discussions with various participants in the biopharmaceutical industry. Between 2021 and Fall 2022, the Company’s senior management spoke with approximately eight parties other than Parent regarding potential business development opportunities with the Company. None of these discussions progressed beyond preliminary discussions, nor did the Company enter into any acquisition-related non-disclosure or standstill agreements with parties other than as discussed below.”

The bold and underlined language is added to the eighth paragraph of the section “Background and Reasons for the Company Board’s Recommendation”:

“On January 17, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, representatives from Ropes & Gray LLP, legal advisor to the Company (which we refer to as “Ropes & Gray”), and representatives from BofA Securities, Inc. (“BofA Securities”), which had been advising the Company in connection with partnership opportunities for teplizumab, and representatives from Centerview Partners LLC (which we refer to as “Centerview” and, together with BofA Securities, the “financial advisors”) in attendance. A representative from Ropes & Gray reminded the Company Board of the directors’ fiduciary duties, including in the context of a potential sale transaction. Representatives of BofA Securities and Centerview separately presented the credentials of each relating to their potential engagement by the Company to act as financial advisors in connection with a potential business combination transaction. After representatives of BofA Securities and Centerview left the meeting, the Company Board discussed the possibility that Parent could propose to acquire the Company and determined that if such an approach were made the Company Board should prepare for that potential outcome and explore the potential terms of a possible transaction. The Company Board next considered the formation of a committee of the Company Board to oversee and monitor the Company’s evaluation of potential sale transactions, including selection of any financial advisor or advisors and the terms of their engagement, noting that all directors would be invited to meetings of such a committee and that the purpose of such a committee would be to facilitate active real-time oversight of any sales process and not to address a material director conflict of interest or to affirmatively vote to approve any transaction. Following discussion, the Company Board established a committee of the Company Board, comprised of Wayne Pisano, Rita Jain and Mr. Palmer, for such purposes with the Company Board retaining authority over the approval of any potential sale transaction. We refer to this committee as the “Committee”.”

The bold and underlined language is added to the tenth paragraph of the section “Background and Reasons for the Company Board’s Recommendation”:

“During these meetings, members of the Company’s management and Parent’s management preliminarily discussed, among other things, a potential acquisition of, or further investment in, the Company by Parent coupled with a future right to acquire the Company. Mr. Palmer agreed to convey this discussion to the Company Board and did not engage in any negotiation of the terms of any potential acquisition.”

The bold and underlined language is added to and the struck through language is removed from the thirteenth paragraph of the section “Background and Reasons for the Company Board’s Recommendation”:

“On February 4, 2023, ~~Wayne~~ Mr. Pisano, Chair of the Company Board, participated in a telephone call with Olivier Charmeil, Executive Vice President, General Medicines of Parent ~~during which~~, who succeeded Mr. Pisano as senior vice president of the vaccines division of Parent upon Mr. Pisano’s retirement as an executive of Parent in 2011. During the telephone call, Mr. Charmeil stated that Parent was interested in pursuing a transaction with the Company, whether it be an acquisition of the Company or other transaction. Mr. Pisano indicated to Mr. Charmeil his belief that the Company was financially capable of remaining a standalone business but would consider the terms of a proposal should Parent choose to submit a proposal at a later date. Mr. Pisano noted that it was the belief of the Company’s management and the Company Board that the Company’s intrinsic value was not reflected in the Company’s current trading price.”

The bold and underlined language is added to and the struck through language is removed from the eighteenth and ninteenth paragraphs of the section “Background and Reasons for the Company Board’s Recommendation”:

“On February 16, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, representatives of the financial advisors and representatives of Ropes & Gray in attendance. Representatives of the financial advisors reviewed with the Company Board the terms of the February 14 Proposal. The Company Board then discussed with representatives of the financial advisors and members of management the landscape of other potentially interested acquirors, taking into consideration the history of interactions with such parties~~,~~ concerning strategic and business development opportunities (as described in the first paragraph of this “—Background of the Offer” section), the status of discussions with Parent, including Parent’s stated desire to proceed quickly towards a signing, the distraction to management if the Company undertook a sale process and the risk that contacting additional parties could result in leaks that could be disruptive to the Company’s business. Following discussion, the Company Board reached a consensus that it was highly unlikely that another party would be interested in pursuing an acquisition of the Company at a price equal to or in excess of that reflected in February 14 Proposal prior to the readout of the PROTECT Phase 3 study, which was anticipated to occur in mid- to late-2023. The Company Board also discussed with representatives of the financial advisors and members of management certain near-term risks facing the Company, including market expectations regarding the commercial launch of teplizumab, the possibility of challenges occurring during the launch of TZIELD, and the risk of mixed or negative results from the PROTECT Phase 3 study. The Company’s senior management presented the updated preliminary projections that had been further refined following the February 14, 2023 meeting of the Committee. Following discussion, the Company Board directed the Company’s senior management to further revise the preliminary projections to consider the potential impact to the downside assumptions underlying the projections due to a slower ramp-up in commercial sales of TZIELD, negative or mixed data from the PROTECT Phase 3 study, potential regulatory and commercial implications of the data from the PROTECT Phase 3 study, including the potential for additional trials and lower peak sales of TZIELD, risks regarding pricing and reimbursement and the potential for earlier and more biosimilar competition. The Company Board also directed management to update the preliminary projections using probabilities of success that reflected the magnitude of the risks facing the Company and the probability of their occurrence.

On February 19, 2023, the Company Board convened a meeting by videoconference with members of the Company’s senior management, representatives of the financial advisors and representatives of Ropes & Gray in attendance. The Company’s senior management presented a further revised version of the preliminary projections reflecting feedback provided by the Company Board at its February 16, 2023 meeting, and representatives of the financial advisors then presented their respective preliminary financial analyses of the Company and the proposed transaction. The Company Board discussed with representatives of the financial advisors and members of management the various assumptions underlying the financial projections. Following discussion, the Company Board determined that the revised preliminary projections more accurately reflected the risks inherent in the business as compared with earlier versions of management’s preliminary projections. The Company Board then instructed the financial advisors to utilize the revised preliminary projections presented at the meeting (which we refer to as the “Management Forecasts”) for purposes of their financial analyses of the Company and the potential transaction. The Company Board discussed with representatives of the financial advisors the risks and benefits of various potential responses to Parent’s February 14 Proposal, including the potential risk that Parent would cease pursuing acquisition discussions. The Company Board also discussed with representatives of the financial advisors and Ropes & Gray the risks and benefits of granting exclusivity to Parent for a short period of time if Parent agreed to increase its proposal, including that even if a definitive agreement with Parent were to be executed, such agreement would provide the Company with the ability to terminate the agreement, upon payment of a termination fee, in order to accept a superior proposal, therefore permitting other parties to submit a superior bid to acquire the Company. In response to a question from the Company Board, representatives of the financial advisors indicated that, in their view, they did not anticipate that another potential acquiror would be willing to submit a comparable proposal prior to readout of the results of the PROTECT Phase 3 study. The Company Board then discussed with its advisors whether to submit a counter-proposal. Following discussion the Company Board determined to respond to Parent with a counter-proposal of $25.00 per Share, together with a message that at such price the Company Board would consider entering into exclusive negotiations with Parent, and directed the financial advisors to communicate that counter-proposal to Parent.”

The bold and underlined language is added and the struck through language is removed from the first and second paragraphs under the heading “Summary of Material Company Financial Analyses⸺Selected Publicly Traded Companies Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“BofA Securities reviewed publicly available financial and stock market information of the ~~following eight~~ selected publicly traded biopharmaceutical companies listed in the table below~~:~~.

~~●~~	~~Apellis Pharmaceuticals, Inc.~~
~~●~~	~~Aurinia Pharmaceuticals Inc.~~
~~●~~	~~FibroGen, Inc.~~
~~●~~	~~IVERIC bio, Inc.~~
~~●~~	~~Kiniksa Pharmaceuticals, Ltd.~~
~~●~~	~~Lexicon Pharmaceuticals, Inc.~~
~~●~~	~~MannKind Corporation~~
~~●~~	~~Rhythm Pharmaceuticals, Inc.~~

BofA Securities reviewed, among other things, the enterprise values for each of the selected companies, calculated by multiplying the closing share price of each applicable company as of March 10, 2023 by the number of fully-diluted shares outstanding of the applicable company (determined on a treasury stock method basis based on information in its public filings), and adding to (or subtracting from, as applicable) the result the amount of the applicable company’s net debt (or net cash) (defined as debt, preferred stock and minority interest less cash, cash equivalents and marketable securities) based on information in its public filings, as a multiple of Wall Street analyst consensus estimates of calendar year 2026 probability-of-success adjusted (referred to in this section as “PoS Adjusted”) revenues for the applicable company. ~~The overall low to high enterprise value to PoS Adjusted revenue multiples observed for the selected companies were 1.3x to 4.5x (with a median of 2.9x). Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts’ estimates published by Evaluate and FactSet as of March 10, 2023.~~”

The following table is added following the second paragraph under the heading “Summary of Material Company Financial Analyses⸺Selected Publicly Traded Companies Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

Selected Publicly Traded Companies	Enterprise Value / PoS Adjusted 2026E Net Revenue
Apellis Pharmaceuticals, Inc.	4.5x
Aurinia Pharmaceuticals Inc.	2.7x
FibroGen, Inc.	3.5x
IVERIC bio, Inc.	4.2x
Kiniksa Pharmaceuticals, Ltd.	1.3x
Lexicon Pharmaceuticals, Inc.	1.6x
MannKind Corporation	3.1x
Rhythm Pharmaceuticals, Inc.	1.9x
Top Quartile	4.2x
Mean	2.9x
Median	2.9x
Bottom Quartile	1.6x

The bold and underlined language is added and the struck through language is removed from the third paragraph under the heading “Summary of Material Company Financial Analyses⸺Selected Publicly Traded Companies Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected companies and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 1.8x to 3.7x to the estimates of calendar year 2026 PoS Adjusted revenue for the Company as reflected in the Management Forecasts, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.10) for the Company by adding to this range of implied enterprise values an estimate of the net cash of the Company of approximately $169.0 million as of December 31, 2022, as provided by the management of the Company, and dividing the result by a number of fully-diluted Shares outstanding ranging from approximately 102.1 million to 110.7 million, based on the derived implied equity values per share (calculated ~~on a~~using the treasury stock method ~~basis~~, based on capitalization information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of March 10, 2023:”

The bold and underlined language is added and the struck through language is removed from the first and second paragraphs under the heading “Summary of Material Company Financial Analyses⸺Selected Precedent Transactions Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“BofA Securities reviewed, to the extent publicly available, financial information relating to the ~~following nine~~ selected transactions listed in the table below involving acquisitions of publicly traded biopharmaceutical companies.~~:~~

~~Date~~	~~Target~~	~~Acquiror~~
~~08/22/22~~	~~Aerie Pharmaceuticals, Inc.~~	~~Alcon Inc.~~
~~08/08/22~~	~~Global Blood Therapeutics, Inc.~~	~~Pfizer Inc.~~
~~08/04/22~~	~~ChemoCentryx, Inc.~~	~~Amgen Inc.~~
~~01/19/22~~	~~Zogenix, Inc.~~	~~UCB Pharma~~
~~09/08/21~~	~~Kadmon Holdings, Inc.~~	~~Sanofi S.A.~~
~~02/03/21~~	~~GW Pharmaceuticals plc~~	~~Jazz Pharmaceuticals plc~~
~~02/01/21~~	~~Viela Bio, Inc.~~	~~Horizon Therapeutics plc~~
~~05/05/20~~	~~Portola Pharmaceuticals, Inc.~~	~~Alexion Pharmaceuticals, Inc.~~

BofA Securities reviewed the enterprise values implied for each target company, computed as the aggregate consideration payable in the selected transaction (excluding contingent consideration), plus debt, preferred equity and non-controlling interest (as applicable), and less cash and cash equivalents and marketable securities (as applicable) of the target company, as publicly disclosed prior to the announcement of the applicable transaction, as multiples of estimates of the target company’s PoS Adjusted revenue for the fourth calendar year (referred to in this section as “CY + 4”) following the year in which the applicable transaction was announced, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction. ~~The overall low to high enterprise value to PoS Adjusted revenue multiples observed for the selected transactions were 2.4x to 7.6x (with a median of 3.9x). Other financial data relating to each of the selected transactions and target companies were derived from the transaction parties’ public filings.~~”

The following table is added following the second paragraph under the heading “Summary of Material Company Financial Analyses⸺ Selected Precedent Transactions Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

Date	Target	Acquiror	Enterprise Value / 4 Year Forward Revenues
08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Inc.	2.4x
08/08/22	Global Blood Therapeutics, Inc.	Pfizer Inc.	4.2x
08/04/22	ChemoCentryx, Inc.	Amgen Inc.	3.6x
01/19/22	Zogenix, Inc.	UCB Pharma	2.4x
09/08/21	Kadmon Holdings, Inc.	Sanofi S.A.	5.3x
02/03/21	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc	3.4x
02/01/21	Viela Bio, Inc.	Horizon Therapeutics plc	7.6x
05/05/20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	4.4x
Top Quartile			5.3x
Mean			4.2x
Median			3.9x
Bottom Quartile			2.4x

The bold and underlined language is added and the struck through language is removed from the third paragraph under the heading “Summary of Material Company Financial Analyses⸺Selected Precedent Transactions Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“Based on BofA Securities’ review of the enterprise values to PoS Adjusted revenue multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to PoS Adjusted revenue multiple reference range of 2.7x to 5.1x to estimates of calendar year 2026 PoS Adjusted revenue for the Company as reflected in the Management Forecasts, to calculate a range of implied enterprise values for the Company. BofA Securities then calculated an implied equity value per Share reference range (rounded to the nearest $0.10) for the Company by adding to this range of implied enterprise values an estimate of the net cash of the Company of approximately $168.0 million as of December 31, 2022, as provided by the management of the Company, and dividing the result by a number of fully-diluted Shares outstanding ranging from approximately 106.9 million to 113.9 million, based on the derived implied equity values per share (calculated using ~~on a~~the treasury stock method ~~basis~~, based on capitalization information provided by the management of the Company). This analysis indicated the following approximate implied equity value reference ranges per Share, as compared to the Offer Price and the closing price per Share as of March 10, 2023:”

The bold and underlined language is added to and the struck through language is removed from the first paragraph under the heading “Summary of Material Company Financial Analyses⸺Discounted Cash Flow Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“BofA Securities performed a discounted cash flow analysis of the Company to calculate a range of implied present values per Share utilizing estimates of the standalone, PoS Adjusted, unlevered, after-tax free cash flows the Company was expected to generate over the period from calendar year 2023 through calendar year 2040 based on the Management Forecasts. BofA Securities calculated a terminal value for the Company by applying an assumed perpetuity growth rate of negative 60.00% after calendar year 2040, reflecting guidance provided by the management of the Company, to the terminal year cash flows. The cash flows, the terminal value, and the estimated benefits from the Company’s net operating loss carryforwards as of December 31, 2022 and future losses and a research and development tax credit as of December 31, 2022, as reflected in the Management Forecasts, were discounted to December 31, 2022, utilizing mid-year discounting convention, and using discount rates ranging from 12.00% to 15.00%, which were based on an estimate of the Company’s weighted average cost of capital, derived using the capital asset pricing model, which took into account, among other things, the risk-free rate, the relevant levered and unlevered beta, the Company’s capital structure, and the historical equity risk premium. BofA Securities then calculated implied per share equity value reference ranges (rounded to the nearest $0.10) for the Company by (i) adding to this range of present values the net cash of the Company of approximately $168.0 million as of December 31, 2022 and an estimate of cash proceeds net of transaction costs to be received by the Company in connection with future equity financings assumed to occur in 2023 and 2024, as reflected in the Management Forecasts and (ii) dividing the result by a number of fully-diluted Shares outstanding ranging from approximately 111.0 million to 114.2 million, based on the derived implied equity values per share (calculated using the ~~on a~~ treasury stock method ~~basis~~, based on capitalization information provided by the management of the Company) and ~~reflecting~~ additional Shares assumed to be issued in connection with the future equity financings assumed to occur in 2023 and 2024, as ~~reflected in the Management Forecasts~~provided by the management of the Company. This analysis indicated the following approximate implied equity value reference range per Share (rounded to the nearest $0.10) for the Company, as compared to the Offer Price and the closing price per Share as of March 10, 2023:”

The bold and underlined language is added to and the struck through language is removed from the following disclosure under the heading “Other Factors” in the section “Opinions of the Financial Advisors to the Company Board”:

“Wall Street Analysts Price Targets. BofA Securities reviewed six ~~certain~~ publicly available equity research analyst price targets for the Shares available as of March 10, 2023 which demonstrated a range of $15.00 to $30.00 and a present value of $13.20 to $26.40 when discounted by one year at the Company’s estimated mid-point cost of equity of 13.50%, derived using the capital asset pricing model.

Premia Calculations. BofA Securities reviewed, among other things, the premia paid in eight selected precedent public company biopharmaceutical acquisitions in relation to each target company’s (i) closing share price on the day prior to announcement of the applicable transaction, and (ii) the volume weighted average price during the 30 calendar days prior to announcement of the applicable transaction (referred to in this section as the “30-Day VWAP”). Based on this review and its professional judgment and experience, BofA Securities applied (i) an illustrative premia reference range of 51% to 112% to the closing price per Share on March 10, 2023, of $6.70, and (ii) an illustrative premia reference range of 64% to 111% to the 30-Day VWAP of the Shares as of March 10, 2023, of $8.82, to derive implied equity value reference ranges per Share (rounded to the nearest $0.10) of $10.10 to $14.20 and $14.40 to $18.60, respectively.”

The bold and underlined language is added to the first paragraph under the heading “Summary of Centerview Financial Analysis⸺Selected Public Company Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies listed in the table below that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion).”

The second paragraph under the heading “Summary of Centerview Financial Analysis⸺Selected Public Company Analysis” in the section “Opinions of the Financial Advisors to the Company Board” is deleted in its entirety.

The struck through language is removed from the fourth paragraph under the heading “Summary of Centerview Financial Analysis⸺Selected Public Company Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“Using publicly available information obtained from SEC filings and other data sources as of March 10, 2023, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (calculated~~determined~~ using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), as a multiple of Wall Street research analyst consensus estimated risk-adjusted revenue for calendar year 2026 (“EV/2026E Revenue Trading Multiple”). ~~The results of this analysis indicated a median EV/2026E Revenue Trading Multiple of 2.9x.~~”

The following paragraph is added following the fourth paragraph under the heading “Summary of Centerview Financial Analysis⸺Selected Public Company Analysis” in the section “Opinions of the Financial Advisors to the Company Board” and the following table is added after such paragraph:

“The selected companies considered in this analysis and the results of this analysis are listed below:”

Selected Publicly Traded Companies	Enterprise Value / PoS Adjusted 2026E Net Revenue
Apellis Pharmaceuticals, Inc.	4.5x
Aurinia Pharmaceuticals Inc.	2.7x
FibroGen, Inc.	3.5x
IVERIC bio, Inc.	4.2x
Kiniksa Pharmaceuticals, Ltd.	1.3x
Lexicon Pharmaceuticals, Inc.	1.6x
MannKind Corporation	3.1x
Rhythm Pharmaceuticals, Inc.	1.9x
Median	2.9x

The bold and underlined language are added to and the struck through language is removed from the fifth paragraph under the heading “Summary of Centerview Financial Analysis⸺Selected Public Company Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of EV/2026E Revenue Trading Multiples of 1.5x to 4.0x to apply to the Company’s estimated calendar year 2026 risk adjusted revenue as set forth in the Forecasts. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of EV/2026E Revenue Trading Multiples to the Company’s estimated calendar year 2026 risk adjusted revenue, as set forth in the Forecasts, and adding to the resulting implied enterprise value of the Company the Company’s estimated net cash of $169.0 million as of December 31, 2022, as reflected in the Internal Data, and dividing by a number of fully-diluted Shares outstanding ranging from 99.8 million to 111.6 million (calculated ~~outstanding Shares (determined~~ using the treasury stock method based on the number of Shares outstanding and taking into account the dilutive impact of outstanding ~~in-the-money options and~~ in-the-money Company Stock Options and Company warrants) as of March 8, 2023 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $8.90 to $18.80, rounded to the nearest $0.10. Centerview then compared this range to the Offer Price of $25.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

The second paragraph and the table immediately below the second paragraph under the heading “Summary of Centerview Financial Analysis⸺Selected Precedent Transaction Analysis” in the section “Opinions of the Financial Advisors to the Company Board” are deleted in their entirety.

The bold and underlined language is added to and the struck through language is removed from the fourth paragraph under the heading “Summary of Centerview Financial Analysis ⸺Selected Precedent Transaction Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“Using publicly available information obtained from SEC filings and other data sources, as of March 10, 2023, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (~~determined~~calculated using the treasury stock method based on the number of Shares outstanding and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s projected risk-adjusted revenue for the fourth calendar year following the year in which the applicable transaction was announced, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction (“EV / 4-Year Forward Revenue Multiple”). ~~The results of this analysis indicated a median EV / 4-Year Forward Revenue Multiple of 3.9x.~~”

The following paragraph is added following the fourth paragraph under the heading “Summary of Centerview Financial Analysis⸺ Selected Precedent Transaction Analysis” in the section “Opinions of the Financial Advisors to the Company Board” and the following table is added after such paragraph:

“The selected transactions considered in this analysis and the results of this analysis are summarized below:”

Date	Target	Acquiror	Enterprise Value / 4 Year Forward Revenues
08/22/22	Aerie Pharmaceuticals, Inc.	Alcon Inc.	2.4x
08/08/22	Global Blood Therapeutics, Inc.	Pfizer Inc.	4.2x
08/04/22	ChemoCentryx, Inc.	Amgen Inc.	3.6x
01/19/22	Zogenix, Inc.	UCB Pharma	2.4x
09/08/21	Kadmon Holdings, Inc.	Sanofi S.A.	5.3x
02/03/21	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc	3.4x
02/01/21	Viela Bio, Inc.	Horizon Therapeutics plc	7.6x
05/05/20	Portola Pharmaceuticals, Inc.	Alexion Pharmaceuticals, Inc.	4.4x
Median			3.9x

The bold and underlined language is added to and the struck through language is removed from the sixth paragraph under the heading “Summary of Centerview Financial Analysis⸺Selected Precedent Transaction Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“Applying this reference range of EV / 4-Year Forward Revenue Multiples to the Company’s estimated calendar year 2026 revenue, as set forth in the Forecasts, and adding to the resulting implied enterprise value of the Company the Company’s estimated net cash of $168.0 million as of December 31, 2022, as reflected in the Internal Data, ~~and dividing by the number of fully-diluted outstanding Shares~~ and dividing by a number of fully-diluted Shares outstanding ranging from 105.9 million to 114.6 million (~~determined~~calculated using the treasury stock method based on the number of Shares outstanding and taking into account the dilutive impact of outstanding ~~in-the-money options and~~ in-the-money Company Stock Options and Company warrants) as of March 8, 2023 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $12.90 to $24.60, rounded to the nearest $0.10. Centerview then compared this range to the Offer Price of $25.00 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

The bold and underlined language is added to and the struck through language is removed from the second paragraph under the heading “Summary of Centerview Financial Analysis⸺Discounted Cash Flow Analysis” in the section “Opinions of the Financial Advisors to the Company Board”:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of December 31, 2022 using discount rates ranging from 12.0% to 15.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital , determined using the “Capital Asset Pricing Model”) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on January 1, 2023 and ending on December 31, 2040, utilized by Centerview as set forth in the Forecasts, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 60% year over year, as directed by the Company’s management, and (iii) tax savings from usage of the Company’s federal net operating losses as of December 31, 2022 and future losses and research and development tax credit as of December 31, 2022, in each case, as set forth in the Forecasts and (b) adding to the foregoing results (i) the Company’s net cash of approximately $168.0 million as of December 31, 2022, as reflected in the Internal Data, and (ii) the impact of assumed equity raises in 2023 and in 2024 as set forth in the Forecasts. Centerview divided the result of the foregoing calculations by a ~~the~~ number of fully-diluted ~~outstanding~~ Shares outstanding ranging from 111.0 million to 114.2 million (~~determined~~calculated using the treasury stock method based on the number of Shares outstanding and taking into account the dilutive impact of outstanding in-the-money Company Stock ~~in-the-money options and~~Options and Company warrants) as of March 8, 2023, as set forth in the Internal Data, taking into account the dilution associated with the assumed equity raises, resulting in a range of implied equity values per Share of $16.70 to $21.60, rounded to the nearest $0.10. Centerview then compared the results of the above analysis to the Offer Price of $25.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

The bold and underlined language is added to the second bullet under the heading “Other Factors” in the section “Opinions of the Financial Advisors to the Company Board”:

●	“Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in six publicly available Wall Street research analyst reports as of March 10, 2023 (the last trading day before the announcement of the Transactions), which indicated low and high stock price targets for the Company ranging from $15.00 to $30.00 per Share.”

Item 8. Additional Information.

Item 8 is hereby amended and supplemented as follows:

The struck through language is removed from the second paragraph of the section “Golden Parachute Compensation”:

“The table below assumes that (1) the Effective Time occurred on March 17, 2023, (2) the employment of the named executive officer will be terminated on such date in a manner entitling the executive officer to receive severance payments and benefits under the terms of the executive officer’s employment agreement, (3) the named executive officer timely executes (and does not revoke) a release of claims and complies with his or her respective restrictive covenant obligations, (4) the executive officer’s base salary rates and target annual bonus remain unchanged from those in place as of March 17, 2023, (5) no executive officer receives any additional equity grants or exercises any Company Stock Options on or prior to the Effective Time, and (6) no executive officer enters into any new agreement with the Company or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The values in the table below do not include the value of payments or benefits that would have been earned, or any amounts associated with Company Stock Options that would vest pursuant to their terms, on or prior to the Effective Time or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the named executive officers and that are available generally to all of our salaried employees. ~~In addition, the table excludes Andrew Drechsler, one of the Company’s named executive officers, who resigned as Chief Financial Officer and terminated employment in December 2021 and who will not receive any compensation that is based on or otherwise relates to the Merger.~~”

The bold and underlined language is added to and the struck through language is removed from the table and the footnotes to such table following the second paragraph of the section “Golden Parachute Compensation”:

Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Ashleigh Palmer	2,442,000	19,157,307	120,528	5,774,559	27,494,394
Francisco Leon~~Thierry Chauche~~	1,081,500~~1,008,000~~	9,117,707~~9,888,056~~	-~~60,300~~	2,307,720~~2,927,338~~	12,506,927~~13,883,694~~
Eleanor Ramos	1,081,500	9,117,707	55,044	3,204,623	13,458,874

(1)	The amounts listed in this column represent cash severance payments that would be payable to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of March 17, 2023. These severance benefits are “double trigger” payments. Cash severance is comprised of (a) payment of the named executive officer’s base salary for 18 months (24 months for Mr. Palmer) following the date of termination, payable in installments in accordance with the Company’s payroll practices (Mr. Palmer: $1,480,000; ~~Mr. Chauche~~Dr. Leon: $772,500~~720,000~~; and Dr. Ramos: $772,500), and (b) an amount equal to 1.5x (2.0x for Mr. Palmer) of the named executive officer’s target annual bonus, payable in installments in accordance with the Company’s payroll practices over 18 months (24 months for Mr. Palmer) following the date of termination (Mr. Palmer: $962,000; ~~Mr. Chauche~~Dr. Leon: $309,000~~288,000~~; and Dr. Ramos: $309,000).

(2)	The amounts listed in this column represent the aggregate dollar value of the unvested Company Stock Options held by our named executive officers as of March 17, 2023, all of which will be cancelled at the Effective Time and converted into a right to receive cash consideration ~~on the same vesting schedule as such unvested Company Stock Option~~, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company— Treatment of Company Stock Options.” ~~The full amounts underlying the cash awards would be payable to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of March 17, 2023.~~ These equity acceleration benefits are “~~double~~ single trigger” benefits.

(3)	The amounts listed in this column represent the estimated value of the payment of COBRA premiums that would be due to each named executive officer under his or her employment agreement, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers upon Termination Following a Change in Control,” in the event the named executive officer’s employment was terminated by the Company without cause or the executive resigned for good reason, as of March 17, 2023. These benefits are “double trigger” benefits.

(4)	The amounts listed in this column represent a reasonable estimate of the excise tax gross-up payment each named executive officer could be entitled to receive with respect to excise taxes incurred by the named executive officer under Section 4999 of the Code, based on assumptions by the Company made as of the date hereof. These amounts do not include any reductions for reasonable compensation following the change in control, which could, for certain named executive officers, reduce the excise tax gross-up amount to zero. The amount listed in this column includes the amount of the excise tax gross-up payment that would be payable on a “double-trigger” basis upon a qualifying termination of employment on or following the Merger. The actual amount of the excise tax gross-up payment for each individual, if any, will not be determinable until after the consummation of the Merger.

The bold and underlined language is added to and the struck through language is removed from the third paragraph of the section “Certain Company Management Forecasts”:

“The Management Forecasts were prepared by the Company’s senior management based on assumptions they believed to be reasonably achievable. The Management Forecasts reflect numerous assumptions including with respect to (i) the probability and timing of success and regulatory approval, commercial success, market size, geographical expansion, market share, competition (including from biosimilars) (“Risk-Adjusted”); (ii) the costs of regulatory approvals; (iii) expectations regarding the likely trajectory of sales for TZIELD, including for newly diagnosed patients, and the Company’s other product candidates, if approved, including assumptions regarding pricing and reimbursement for TZIELD and the Company’s product candidates; (iv) research and development expenses, sales, general and administrative expenses and other operating expenses; ~~and~~ (v) product manufacturing costs, (vi) potential milestones and royalties (to be paid or payable by the Company), and (vii) other relevant factors relating to the Company’s strategic plan. The probability of success attributed to TZIELD, including for newly diagnosed patients, and all indications for each product candidate in the Management Forecasts and the corresponding anticipated product candidate launch timelines are based on management assumptions and other considerations. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Company management.”

The bold and underlined language is added to and the struck through language is removed from the table and the footnotes to such table following the fourth paragraph of the section “Certain Company Management Forecasts”:

MANAGEMENT FORECASTS

(dollars in millions)(1)

	Fiscal Year Ending December 31,
	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040
Risk-Adjusted Net Revenue	$116	$279	$318	$481	$675	$861	$997	$1,158	$1,283	$1,449	$1,678	$1,884	$2,166	$2,315	$2,192	$1,974	$1,601	$1,368
Risk-Adjusted Gross Profit	$57	$231	$227	$311	$501	$746	$859	$1,002	$1,113	$1,248	$1,455	$1,719	$1,965	$2,075	$1,979	$1,775	$1,420	$1,202
Total Selling, General, & Administrative Expenses	$(170))	$(143)	$(133)	$(145)	$(162)	$(172)	$(193)	$(203)	$(219)	$(246)	$(294)	$(325)	$(324)	$(295)	$(249)	$(211)	$(177)	$(151)
Total Research & Development	$(103)	$(77)	$(77))	$(109)	$(118)	$(133)	$(130)	$(115)	$(107)	$(111)	$(115)	$(116)	$(111)	$(101)	$(81)	$(64)	$(53)	$(44)
EBIT(2)	$(215)	$11	$17	$56	$220	$441	$535	$684	$787	$891	$1,046	$1,278	$1,530	$1,679	$1,649	$1,501	$1,190	$1,008
Tax Expense(3)	$-	$(3)	$(5)	$(17)	$(66)	$(132)	$(161)	$(205)	$(236)	$(267)	$(314)	$(383)	$(459)	$(504)	$(495)	$(450)	$(357)	$(302)
Plus: Depreciation & Amortization	$3	$3	$5	$7	$9	$10	$12	$13	$14	$17	$19	$22	$23	$22	$20	$16	$14	$5
Less: Capital Expenses	$(3)	$(3)	$(5)	$(7)	$(9)	$(10)	$(12)	$(13)	$(14)	$(17)	$(19)	$(22)	$(23)	$(22)	$(20)	$(16)	$(14)	$(5)
Less: Change in Non-Working Capital	$(16)	$(24)	$(6)	$(25)	$(29)	$(28)	$(21)	$(24)	$(19)	$(25)	$(34)	$(31)	$(42)	$(22)	$18	$33	$56	$35
Unlevered Free Cash Flow (excludes NOL usage)(4)	$(232)	$(17)	$6	$15	$125	$281	$354	$454	$532	$599	$697	$864	$1,029	$1,153	$1,173	$1,083	$889	$740

(1) Values are rounded and may not sum up.

(~~1~~2) Earnings before interest and tax (“EBIT”) refers to the Company’s risk-adjusted gross profit less total operating expenses (including selling, general and administrative expense and research and development expense).

(3) Assumes taxes are payable at a rate of 30%.

(~~2~~4) Unlevered free cash flow is defined as EBIT less tax expense, plus depreciation and amortization, less capital expenditures and less changes in net working capital. Excludes the benefit of approximately $292.0 million of net operating loss carryforwards ~~and other tax attributes of the Company.~~as of December 31, 2022 and future estimated losses and approximately $28.0 million of research and development tax credits as of December 31, 2022, which the Company’s senior management estimated could collectively be used to offset approximately $3.0 million, $5.0 million, $17.0 million, $53.0 million and $55.0 million of income in 2024, 2025, 2026, 2027 and 2028, respectively.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023	PROVENTION BIO, INC.

	By:	/s/ Ashleigh Palmer
	Name:	Ashleigh Palmer
	Title:	Chief Executive Officer